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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company)

DALI ACQUISITION CORP.
CABLE AND WIRELESS USA, INC.
CABLE AND WIRELESS PLC
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

25385N101
(CUSIP Number of Class of Securities)

J. Daniel Fitz, Esq.
Cable and Wireless plc
124 Theobalds Road
London WC1X 8RX England
011.44.207.315.4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
P. Joseph Campisi, Jr.
Nathaniel M. Cartmell III
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

[
]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
[X]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]
third-party tender offer subject to Rule 14d-1.
[
]  issuer tender offer subject to Rule 13e-4.
[
] going-private transaction subject to Rule 13e-3.
[
] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release issued by Cable and Wireless plc and Digital Island, Inc. on May 14, 2001.

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EXHIBIT INDEX